UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

 _______________________________________________________________________________________________________________________________________________________________________________________________________
FORM SD
Specialized Disclosure Report

HYSTER-YALE, INC.
(Exact name of the registrant as specified in its charter)

DELAWARE		000-54799
(State or other jurisdiction of incorporation)		(Commission file number)

5875 LANDERBROOK DRIVE, SUITE 300, CLEVELAND, OHIO		44124-4069
(Address of principal executive offices)		(Zip code)

Suzanne Schulze Taylor, Senior Vice President, General Counsel and Secretary: (440) 449-9600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2025 to December 31, 2025.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year Ended ________.

Section 1 - Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure Report

Hyster-Yale, Inc. and its subsidiaries (the "Company") is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2025 to December 31, 2025 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (coltan), (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).

The Company’s operations may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, the “products”). As required by Form SD, the Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in its products during the Reporting Period, which the Company refers to as the “Subject Minerals,” to determine whether any such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals were from recycled or scrap sources. Where applicable, the Company has conducted additional due diligence regarding the sources of the Subject Minerals. The results of the Company’s RCOI regarding the Subject Minerals, as well as its additional due diligence regarding the sources of such Subject Minerals, are contained in the Company’s Conflict Minerals Report, a copy of which is filed as Exhibit 1.01 to this Form SD and is publicly available at www.hyster-yale.com. The content on, or accessible through, any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02    Exhibit

As specified in Section 3 of the Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 3 - Exhibits

Item 3.01    Exhibits

The following exhibit is filed as part of this Form SD:

Exhibit No.	Exhibit Description
1.01	Conflict Minerals Report of Hyster-Yale, Inc.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 27, 2026		Hyster-Yale, Inc.

		By:	/s/ Suzanne Schulze Taylor
Name: Suzanne Schulze Taylor
Title: Senior Vice President, General Counsel and Secretary